                                                                  CONFORMED COPY
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933

                         For the month of December 2004

                                BANCOLOMBIA S.A.
                (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                         No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-               .)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                   SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BANCOLOMBIA S.A.
                                  (Registrant)

Date: December 3, 2004            By  /s/  JAIME ALBERTO VELASQUEZ B.
                                      ------------------------------------------
                                  Name:  Jaime Alberto Velasquez B.
                                  Title:    Vice President of Finance

                                                      Filed by: Bancolombia S.A.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                                  Commission File No.: 333-09478
                                               Subject Company: Bancolombia S.A.

    BANCOLOMBIA RECEIVED EXTENSION FOR TRANSFERRING ITS STOCK IN CONAVI. THE
                         COMBINATION PROCESS CONTINUES

Medellin, COLOMBIA. December 3, 2004

Today, the Colombian Superintendency of Banking granted BANCOLOMBIA S.A. an extension of the time by which it must comply with its legal obligation to transfer its stock in Conavi Banco Comercial y de Ahorros S.A. In accordance with Law 546 of 1999, the deadline to comply was December 23rd, 2004 before Bancolombia received this extension.

At the beginning of October, Bancolombia, Corporacion Financiera Nacional y Suramericana Corfinsura S.A. and Conavi appointed JP Morgan Securities Inc. to conduct an independent technical study to determine the value of each of the financial institutions that would take part in combination and the corresponding exchange ratio.

Due to the prior relationships between JP Morgan and the above mentioned companies, it has been decided to replace JP Morgan as the party providing the technical valuation. We believe this decision will make the business combination process even more transparent. This determination has been broadly discussed with the Colombian Superintendency of Banking, which is in agreement with the change. JP Morgan will continue to collaborate in other activities.

In the coming days, the Boards of Directors of the three entities will designate a new investment banking firm of the same caliber as JP Morgan to undertake the independent technical valuation. It will be a top international firm with acknowledged prestige and experience.

Considering the foregoing and given that one of the many purposes of the combination is compliance with Law 546 of 1999, the notice for the General Shareholders Meetings of Bancolombia, Conavi and Corfinsura that would decide about the combination will be postponed until the first quarter of year 2005. This change will not affect the initially planned schedule, but makes the above mentioned extension necessary. The extension was granted for nine months, a term that we estimate will be sufficient to complete all the stages of the business combination process.

If Bancolombia does decide to combine with Conavi and Corfinsura, it may do so by a process involving the filing with the U.S. Securities and Exchange Commission (the "SEC") of a registration statement on Form F-4 and other relevant documents concerning any such combination. We urge investors to read any such registration statement and any other relevant documents if and when filed with the SEC because they will contain important information. If filed, you may obtain any such documents free of charge at the SEC's website (www.sec.gov). In addition, you may obtain a copy of any such registration statement and any incorporated documents free of charge from Mauricio Botero at
(574) 510 88 66. A copy of this document has been or will be filed with the SEC pursuant to Rules 165 and 425 under the U.S. Securities Act of 1933.